June 12, 2017

Ms. Mary Cascio,

Special Counsel,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, NE,

Washington, D.C. 20549

Re:	Registration Statement under Schedule B for Japan Bank for International Cooperation and the Government of Japan

Dear Ms. Cascio:

On behalf of Japan Bank for International Cooperation (“JBIC”) and the Government of Japan (“Japan”), we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated May 18, 2017, relating to the Registration Statement under Schedule B (File No. 333-217421) (the “Registration Statement”) filed with the Securities and Exchange Commission on April 21, 2017.

In response to the Staff’s comments, JBIC and Japan (the “Issuers”) intend to amend the Registration Statement as described below. As separately communicated to you, the Issuers hope to file with the Commission a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment) after all comments have been resolved.

The Issuers have responded to all of the Staff’s comments and intend to amend the Registration Statement accordingly. For your convenience, we have included the text of the Staff’s comments below and have keyed the Issuers’ responses accordingly.

The Issuers’ responses to the Staff’s comments are as follows:

Registration Statement under Schedule B

General

1.	Please review to discuss whether various significant events have had or are likely to have a material effect on the economic and political situation in Japan or on the Japan Bank for International Cooperation. For example, we note the recent North Korea ballistic missile launch and China’s economic slowdown.

Response:	In response to this comment, the following paragraph will be added after the last paragraph of “Japan - The Economy - The Japanese Economy” on page 25 to reflect the Japanese economy’s exposure to concerns over North Korea’s nuclear weapons program and uncertainty about China’s economic prospects:

Ms. Mary Cascio	- 2 -

“In addition, Japan’s economy continues to face challenges due to uncertainty about the economic prospects of China and other emerging countries, as well as the impact of the transition to a new presidential administration in the United States since January 2017. The Japanese economy is also exposed to uncertainty in geopolitical conditions, including concerns over North Korea’s nuclear weapons program and continued instability in the Middle East.”

2.	To the extent possible, please update all statistics and information in the registration statement to provide the most recent data.

Response:	Revisions will be made to the applicable parts of the Pre-Effective Amendment in response to this comment, including among other items, information on Japan’s area and population on page 20, information on membership by political parties on page 21, information on Gross Domestic Product on pages 27-28, information regarding crude oil imports on page 30, labor information on pages 31-33, information on Balance of Payments of Japan on page 38, information on Foreign Direct Investment on pages 39-40, and information on Private Financial Institutions on Page 44.

Summary Financial Information, Balance Sheets, page 6

3.	Please explain what “Loans on deeds” are as used in the table on page 6 of your prospectus.

Response:	In response to this comment, a definition of “Loans on deeds” will be added as a footnote to the bottom of the asset side of balance sheets on page 6 as follows:

“(a) Loans on deeds are loans that require the borrower to conclude an agreement with JBIC which specifies terms and conditions of a loan, such as the amount, interest rate, maturity date, collateral and repayment method.”

4.	Please explain what “Unearned revenue” and “Valuation difference on available-for-sale securities” are as used in the table on page 7.

Response:	In response to this comment, definitions of “Unearned revenue” and of “Valuation difference on available-for-sale securities,” respectively, will be added as footnotes to the bottom of the liabilities side of balance sheets on to page 7 as follows:

“(a) Unearned revenue is fees and commissions received in advance of providing products or services.”

Ms. Mary Cascio	- 3 -

“(b) Valuation difference on available-for-sale securities represents the difference between the fair value and the carrying amount of securities.”

Summary Financial Operations, Statements of Cash Flows, page 10

5.	We note that your “net cash provided by (used in) investing activities,” set forth in the table on page 10 rose from ¥32,337 in your fiscal year 2015 to ¥716,752 in fiscal year 2016. Please discuss the reasons for that increase.

Response:	In response to this comment, a discussion of the reasons for the increase in “Net cash provided by (used in) operating activities” from ¥32,337 in fiscal year 2015 to ¥716,752 in fiscal year 2016 will be added as a footnote to the bottom of the statements of cash flows on page 10 as follows:

“(a) An increase in “Net cash provided by (used in) operating activities” from ¥32,337 million as of March 31, 2015 to ¥716,752 million as of March 31, 2016 is mainly due to the change in net decrease (increase) in deposit (excluding deposit paid to Bank of Japan) from a net increase of ¥129,022 million as of March 31, 2015 to a net decrease of ¥305,251 million as of March 31, 2016. This is mainly attributable to a reduction in substantial transfer to the deposit paid to Bank of Japan from the deposits in banks other than Bank of Japan under then-current financial environment such as negative JPY interest rate policy introduced in February 2016.”

Outstanding Credit, page 11-12 and Credit Commitments, pages 13-14

6.	Please explain “International Organizations, etc.” as used in the tables on pages 11 and 12 and in the table on pages 13 and 14.

Response:	In response to this comment, a definition of “International Organizations, etc.” will be added to the bottom of the table on pages 11 and 12 and the table on pages 13 and 14 as follows:

“(a) International Organizations, etc. include International Monetary Fund (IMF), International Bank for Reconstruction and Development (IBRD), International Finance Corporation (IFC), Asian Development Bank (ADB), Inter-American Development Bank (IDB), African Development Bank (AfDB), European Bank for Reconstruction and Development (EBRD), Banco Centroamericano de Integración Económica (BCIE), Corporación Andina de Fomento (CAF), East African Development Bank (EADB), Eastern and Southern African Trade and Development Bank (PTA Bank), African Export-Import Bank (Afreximbank), Islamic Development Bank (IsDB), European Investment Bank (EIB), Caribbean Development Bank (CDB), etc.”

Ms. Mary Cascio	- 4 -

Credit Commitments, page 13

7.	Please define “Untied loans” as used in the table on page 13.

Response:	In response to this comment, a definition of “Untied loans” will be added to the bottom of the table on pages 11 and 12 and the table on pages 13 and 14 as follows:

“(b) Untied loans are loans that are not conditional on investments or procurement of equipment and materials from Japan. Untied loans are intended to finance projects and the import of goods by developing countries, or for such countries to achieve equilibrium in their international balance of payments, or to stabilize their currencies.”

Gross Domestic Product, pages 27 - 28

8.	Please explain why there are noticeable fluctuations in the “Additions to Business Inventories – Private Sectors” figures from JFY 2011 to JFY 2015.

Response:	In response to this comment, the following explanation of the reasons for noticeable fluctuations in the “Additions to Business Inventories – Private Sectors” figures from JFY 2011 to JFY 2015 will be added after the first sentence on page 27:

“As a general matter, with respect to the private sector, companies were shipping their existing inventories pursuant to conservative production plans until the beginning of calendar year 2014. However, after the increase in the consumption tax rate in April 2014, recovery in demand has been delayed, causing increases in inventory and inhibiting production. As a result, there were fluctuations in “Additions to Business Inventories – Private Sectors” during the relevant period.”

Ms. Mary Cascio	- 5 -

Please note that, as the table on page 27 will be updated based on the latest data, the table will show the data from JFY 2012 to JFY 2016.

9.	Please define the term “Deflator” referenced at the bottom of the table on page 27 and on page 28.

Response:	In response to this comment, the following definition of the term “Deflator” will be added as a footnote below the table on page 27 and as a footnote below the table at the top of page 28:

“(c) Deflator is a price index used to convert nominal prices into real prices and is calculated as Paasche index.”

Energy, page 29-30

10.	Please indicate where footnote (b) and footnote (c) belong in the table at the bottom of page 29.

Response:	In response to this comment, footnote (b) to the table at the bottom of page 29 will be amended to read as follows:

“Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures for JFY 2013 through JFY 2015 represent the revised standard heating value by energy source.”

Footnote (c) will be deleted from the table on page 29 because the table will be revised to reflect updated, non-provisional data.

11.	Please explain why there is no entry for nuclear power generation in JFY 2014 in the table at the bottom of page 30.

Response:	In response to this comment, the following footnote will be added to the table at the bottom of page 30 to explain:

“(b) No nuclear plants in Japan were in operation during JFY 2014, therefore the amount was zero.”

The following sentence will also be added to the first paragraph on page 30:

Ms. Mary Cascio	- 6 -

“In JFY 2014, nuclear power facilities were not in operation and did not contribute to electric power generation during the fiscal year.”

Foreign Trade and Balance of Payments, page 37

12.	In the table on page 37, please break out the geographic sub-regions more distinctly under each main region.

Response:	In response to this comment, the table on page 37 will be revised to break out the geographic sub-regions more distinctly under each main region, by adding an indent before the name of each geographic sub-region as below:

Geographic Distribution of Japan’s Exports and Imports

	2012		2013		2014		2015		2016
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	34,855	54.7%	37,867	54.3%	39,518	54.1%	40,329	53.3%	37,107	53.0%
China	11,509	18.1	12,625	18.1	13,381	18.3	13,223	17.5	12,361	17.7
(Asia NIES)	13,720	21.5	15,271	21.9	15,952	21.8	16,438	21.7	15,094	21.6
(ASEAN)	10,328	16.2	10,828	15.5	11,080	15.2	11,495	15.2	10,378	14.8
Oceania	1,837	2.9	2,029	2.9	1,958	2.7	2,099	2.8	2,010	2.9
Australia	1,471	2.3	1,656	2.4	1,501	2.1	1,555	2.1	1,532	2.2
North America	12,007	18.8	13,776	19.7	14,495	19.8	16,161	21.4	15,029	21.5
U.S.A.	11,188	17.6	12,928	18.5	13,649	18.7	15,225	20.1	14,143	20.2
Canada	819	1.3	848	1.2	846	1.2	936	1.2	886	1.3
Central and South America	3,435	5.4	3,560	5.1	3,563	4.9	3,375	4.5	3,002	4.3
Western Europe	6,684	10.5	7,140	10.2	7,745	10.6	8,102	10.7	8,179	11.7
EU	6,501	10.2	7,000	10.0	7,585	10.4	7,985	10.6	7,982	11.4

Ms. Mary Cascio	- 7 -

	2012		2013		2014		2015		2016
	(yen amounts in billions)
Central and Eastern Europe, Russia etc.	1,635	2.6	1,810	2.6	1,720	2.4	1,346	1.8	1,286	1.8
Russia	1,005	1.6	1,069	1.5	972	1.3	618	0.8	555	0.8
Middle East	2,262	3.5	2,478	3.6	2,988	4.1	3,167	4.2	2,585	3.7
Africa	1,032	1.6	1,115	1.6	1,107	1.5	1,036	1.4	839	1.2

Grand Total	¥63,748	100.0%	¥69,774	100.0%	¥73,093	100.0%	¥75,614	100.0%	¥70,036	100.0%

JAPAN’S IMPORTS
Asia	31,306	44.3%	35,972	44.3%	38,618	45.0%	38,358	48.9%	33,199	50.3%
China	15,039	21.3	17,660	21.7	19,176	22.3	19,429	24.8	17,019	25.8
(Asia NIES)	5,975	8.5	6,692	8.2	7,109	8.3	7,245	9.2	6,241	9.4
(ASEAN)	10,306	14.6	11,486	14.1	12,252	14.3	11,843	15.1	10,047	15.2
Oceania	4,901	6.9	5,376	6.6	5,706	6.6	4,887	6.2	3,843	5.8
Australia	4,504	6.4	4,977	6.1	5,090	5.9	4,210	5.4	3,321	5.0
North America	7,103	10.0	7,993	9.8	8,741	10.2	9,178	11.7	8,331	12.6
U.S.A.	6,082	8.6	6,815	8.4	7,543	8.8	8,060	10.3	7,322	11.1
Canada	1,012	1.4	1,170	1.4	1,190	1.4	1,109	1.4	1,003	1.5
Central and South America	2,821	4.0	3,293	4.1	3,196	3.7	3,075	3.9	2,726	4.1
Western Europe	7,246	10.2	8,266	10.2	8,855	10.3	9,347	11.9	8,777	13.3
EU	6,642	9.4	7,649	9.4	8,169	9.5	8,625	11.0	8,152	12.3
Central and Eastern Europe, Russia etc.	2,074	2.9	2,811	3.5	3,183	3.7	2,593	3.3	1,868	2.8
Russia	1,660	2.3	2,308	2.8	2,619	3.0	1,905	2.4	1,227	1.9
Middle East	13,542	19.2	15,667	19.3	15,826	18.4	9,571	12.2	6,501	9.8
Africa	1,696	2.4	1,864	2.3	1,783	2.1	1,395	1.8	798	1.2

Grand Total	¥70,689	100.0%	¥81,243	100.0%	¥85,909	100.0%	¥78,406	100.0%	¥66,042	100.0%

Ms. Mary Cascio	- 8 -

Balance of Payments, page 38

13.	Please explain what the categories of “Primary Income” and “Secondary Income” cover in your “Balance of Payments of Japan” table on page 38.

Response:	In response to this comment, the following definitions of “Primary Income” and of “Secondary Income,” respectively, will be added to the “Balance of Payments of Japan” table on page 38:

“(b) Primary Income mainly shows balance of payments of interests and dividends from external financial credits and debts and includes such items as receipt and payment of dividends and interests between parent companies and their subsidiaries, receipt and payment of stock dividends and bond interests, and receipt and payment of interests related to loans, borrowings, and deposits.”

“(c) Secondary Income shows balance of payments of provision of assets unaccompanied by consideration between residents and non-residents and includes such items as receipt and payment of financial support, donations, and gifts by the government or by the people.”

Foreign Direct Investment, page 39

14.	Please consider providing more specific categories than “Manufacturing” and “Non-manufacturing” in the “Foreign direct investment in Japan (by industry)” and “Foreign direct investment abroad (by industry)” tables on page 39.

Response:	In response to this comment, the “Foreign direct investment in Japan (by industry)” and “Foreign direct investment abroad (by industry)” tables on page 39 will be revised to provide more specific categories than “Manufacturing” and “Non-manufacturing,” as shown below. Please note that, as the tables will be updated based on the latest data, the tables will show the data from JFY 2012 to JFY 2016.

Ms. Mary Cascio	- 9 -

Foreign direct investment in Japan (by industry)

	2012	2013	2014	2015	2016
	(in billions of yen)
Manufacturing (total)(a)	¥425.6	¥237.7	¥446.0	¥361.2	¥813.1
Food	10.9	-21.5	126.0	91.5	44.4
Textile	1.8	0.6	3.4	11.9	1.1
Lumber and pulp	-0.1	0.9	2.0	2.3	2.1
Chemicals and pharmaceuticals	122.4	-32.8	-32.1	133.3	-54.8
Petroleum	63.7	-4.7	-73.9	-9.3	-201.3
Rubber and leather	3.7	1.0	-10.6	0.0	0.1
Glass and ceramics	20.6	87.5	10.7	18.7	-0.2
Iron, non-ferrous, and metals	-0.4	5.1	11.0	-7.7	5.1
General machinery	11.4	12.8	65.5	53.1	146.5
Electric machinery	201.2	143.5	125.9	74.0	493.0
Transportation equipment	-11.0	21.0	138.0	-157.6	306.9
Precision machinery	3.1	-21.3	46.1	-1.2	-8.8
Non-manufacturing (total)(b)	-287.4	-12.9	828.4	39.3	425.9
Farming and forestry	-0.9	0.4	-0.3	0.7	0.7
Fishery and marine products	—	—	0.2	0.4	—
Mining	1.1	0.6	1.1	1.8	1.7
Construction	-2.7	-0.5	-1.6	5.8	10.2
Transportation	-0.4	21.0	-90.4	69.4	167.7
Communications	-6.7	-8.6	183.4	131.9	106.7
Wholesale and retail	-192.2	14.5	-259.0	-516.1	-558.3
Finance and insurance	-111.0	62.6	795.6	193.5	384.8
Real estate	23.4	24.3	23.8	-18.0	20.7
Services	-19.2	-164.9	36.8	40.6	162.0

Total	¥138.2	¥224.8	¥1,274.5	¥400.5	¥1,239.0

(a)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.
(b)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Ms. Mary Cascio	- 10 -

Foreign direct investment abroad (by industry)

	2012	2013	2014	2015	2016
	(in billions of yen)
Manufacturing (total)(a)	¥3,938.0	¥4,148.4	¥6,933.7	¥6,160.7	¥5,608.1
Food	188.8	361.1	1,992.2	443.2	480.2
Textile	74.2	46.4	130.3	47.1	168.9
Lumber and pulp	92.9	50.4	167.1	114.9	126.4
Chemicals and pharmaceuticals	518.4	564.6	692.1	1,052.5	645.9
Petroleum	39.2	79.5	53.9	-15.4	7.9
Rubber and leather	147.8	312.8	336.8	270.2	352.8
Glass and ceramics	152.9	201.1	196.5	174.5	36.0
Iron, non-ferrous, and metals	335.6	277.5	713.8	315.7	375.6
General machinery	640.3	378.3	771.1	1,035.6	860.6
Electric machinery	538.6	441.2	639.5	1,042.5	1,081.5
Transportation equipment	834.9	1140.8	1,029.0	1,436.1	1,190.1
Precision machinery	258.0	157.3	73.5	99.6	128.9
Non-manufacturing (total)(b)	5,840.2	9,100.1	6,928.4	10,087.3	10,193.2
Farming and forestry	8.2	12.4	23.3	21.0	-15.3
Fishery and marine products	3.2	0.7	153.1	15.4	24.6
Mining	1,660.2	1,273.4	572.3	684.9	628.9
Construction	69.6	58.3	43.3	41.8	155.1
Transportation	69.7	148.2	166.8	966.8	255.3
Communications	578.3	2,316.7	820.6	1,283.7	1,501.7
Wholesale and retail	1,470.8	1,263.2	1,970.9	1,532.8	1,912.6
Finance and insurance	1,138.5	2,638.8	2,035.1	4,169.1	854.3
Real estate	197.6	305.9	161.9	452.5	555.7
Services	347.2	729.2	695.6	638.5	3,973.9

Total	¥9,778.2	¥13,248.5	¥13,862.2	¥16,248.1	¥15,801.4

(a)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.
(b)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Ms. Mary Cascio	- 11 -

Tax Structure – Comprehensive Reform of Social Security and Tax, page 50

15.	We note your statement in the first sentence of “Comprehensive Reform of Social Security and Tax” section that the ratio of long-term debt outstanding of central and local governments to gross domestic product was expected to reach 206% at the end of JFY 2015. Please state whether that ratio was reached.

Response:	In response to this comment, the first sentence of the “Comprehensive Reform of Social Security and Tax” section on page 50 will be revised to reflect updated data indicating that the ratio of long-term debt outstanding of central and local governments to gross domestic product reached 194% at the end of JFY 2015. The second sentence will also be updated. As amended, the first and the second sentences would read as follows:

“Japan’s fiscal conditions face challenges, with its tax revenues covering about 60% of its expenditures, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product having reached 194% at the end of JFY 2015. The ratio is expected to have increased to 199% at the end of JFY 2016.”

Ms. Mary Cascio	- 12 -

Fiscal Investment and Loan Program, page 50-51

16.	The discussion of the Fiscal Investment and Loan Program (“FILP”) on page 50 indicates that the sources of funds for the FILP plan in JFY 2017 include “Fiscal Loan.” Please describe what is included in the “Fiscal Loan” category.

Response:	In response to this comment, the following definition of the term “Fiscal Loan” will be added as a footnote to the second paragraph under “Fiscal Investment and Loan Program” on page 50:

“* The Fiscal Loan utilizes the Fiscal Loan Fund consisting of funds procured through the issuance of FILP bonds and reserves or surplus funds deposited from government special accounts to provide long-term, fixed and low-interest loans to such entities as special government accounts, local governments, government-affiliated agencies, incorporated administrative agencies, etc.”

17.	Please explain what is included in the classification of “Social capital” in the table on page 51.

Response:	In response to this comment, the following definition of the term “Social capital” will be added as a footnote below the table on page 51:

“(a) FILP is used for large-scale projects to develop social capital such as airports and expressways.”

Internal Debt, Direct Debt of the Japanese Government, Funded Debt, page 53-54

18.	Please explain why the amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 9 series, for the Non-interest Special Benefit Treasury Bond XXIII, 1 series and for the Non-interest Special Benefit Treasury Bond XXVII, 2 Series are so much higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in the table at the bottom of page 53 and top of page 54.

Response:	In response to this comment, the following explanation of the reasons as to why the amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 9 series, for the Non-interest Special Benefit Treasury Bond XXIII, 1 series and for the Non-interest Special Benefit Treasury Bond XXVII, 2 Series are so much higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in the table will be added as a footnote below the table “Funded Debt” on pages 53-54.

Ms. Mary Cascio	- 13 -

“(a) The amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 9 series, for the Non-interest Special Benefit Treasury Bond XXIII, 1 series and for the Non-interest Special Benefit Treasury Bond XXVII, 2 Series are higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in this table because such bonds relate to “special benefit for the wives of the war dead, etc.” and “special benefit for the wives of the wounded and sick retired soldiers, etc.”, for which benefit payments are high compared to other special benefits.”

19.	Please explain what “SA” stands for as used in the final five entries in the “Borrowings” table on page 54.

Response:	“SA” stands for “Special Account.” “SA” will be revised to “Special Account” on page 54.

Description of the Debt Securities and Guarantee, page 61

20.	Please revise the last sentence in your introductory paragraph on page 61 to indicate the section “Description of the Debt Securities and Guarantee” states the material terms of the Debt Securities and guarantee of Japan.

Response:	The last sentence of the introductory paragraph on page 61 will be revised to read as follows:

“The following summary states the material terms of the Debt Securities and guarantee of Japan. The following summary does not purport to be complete, and you should refer to the exhibits for more complete information.”

Ms. Mary Cascio	- 14 -

Guarantee of Japan, page 62

21.	Please discuss the limits you refer to in the first full paragraph on page 62 that will be imposed on issuance of the guarantee by annual budgetary authorizations set by the Japanese Diet.

Response:	The following discussion of the limits referred to in the first sentence of the first full paragraph on page 62 that will be imposed on issuance of the guarantee by annual budgetary authorizations set by the Japanese Diet will be added at the end of the first full paragraph on page 62.

“With respect to JBIC’s bonds to be issued in FYI 2017 and to be repaid in foreign currency, the maximum amount that the government of Japan is able to guarantee is the aggregate amount of face value of such bonds converted into Japanese yen using foreign currency conversion rate.”

*    *    *    *

Ms. Mary Cascio	- 15 -

Please direct any questions relating to the foregoing to me at Sullivan & Cromwell LLP, Otemachi First Square East 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan, telephone: 81-3-3213-6173, facsimile: 81-3- 3213-6470, e-mail: grayb@sullcrom.com or to Junko Urabe, also of our Tokyo office, at the same telephone or fax number, or by e-mail at urabej@sullcrom.com. We appreciate your consideration of this matter.

Sincerely yours,

/s/ Bryce W. Gray
Bryce W. Gray

cc:	Mr. Shigeki Takada
Mr. Tsuyoshi Nishitani
Ms. Saori Sone
(Japan Bank for International Cooperation)

Mr. Genichi Osawa
(Ministry of Finance, Government of Japan)

Keiji Hatano
(Sullivan & Cromwell LLP)